

Mail Stop 3561

May 11, 2010

<u>Via Facsimile and U.S. Mail</u>

Michail S. Zolotas
Deputy Chairman, President and Chief Executive Officer
NewLead Holdings Ltd.
83 Akti Miaouli & Flessa Str.
185 38 Piraeus Greece

> **Re: NewLead Holdings Ltd.**
> **Amendment No. 2 to Form F-3**
> **Filed May 4, 2010**
> **File No. 333-165745**

Dear Mr. Zolotas:

We have received your response to our comment letter dated April 22, 2010 and have the following additional comment:

<u>Exhibit 5.1</u>

We note your response to our prior comment 1. Please revise to clarify that the registration statement was amended on May 4, 2010.

Please delete assumption (h). Although you may limit your opinion to Bermuda law, you may not include an assumption that no other law is implicated in relation to your opinion.

We note your response to our prior comment 5. Please delete your definition of "non-assessable," and the statement that non-assessability is not a legal concept under Bermuda law.

NTR: Their response that they have been "informed" that non-assessable is not a legal concept in Bermuda does not suffice. "Non-assessable" is a legal concept that I don't believe counsel should define. Their definition, however, does align with that in CF Memo No. 1-98.

Please revise the first sentence of the first paragraph under the heading "Disclosure."
Counsel may not limit reliance on the opinion in such a manner.

Exhibit 5.2

We note that counsel has limited the opinion to the Business Corporation Law of the
State of New York. Please revise to include the rules, regulations, and appicable judicial
and regulatory determinations underlying the provisions of that statute.

Please delete the second to last paragraph of the opinion. Alternatively, update the
opinion to the date of effectiveness.

* * * * *

As appropriate, please amend your filing in response to these comments. You may
wish to provide us with marked copies of the amendment to expedite our review. Please
furnish a cover letter with your amendment that keys your responses to our comments
and provides any requested information. Detailed cover letters greatly facilitate our
review. Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Act of 1933 and the Securities Exchange Act of 1934 and that they have
provided all information investors require for an informed investment decision. Since the
company and its management are in possession of all facts relating to a company's
disclosure, they are responsible for the accuracy and adequacy of the disclosures they
have made.

In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the
  disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do
  not foreclose the Commission from taking any action with respect to the
  filing; and

- the company may not assert staff comments as a defense in any
  proceeding initiated by the Commission or any person under the federal
  securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Michelle Lacko at (202) 551-3240 or me at (202) 551-3750 with any other questions.

Regards,

Max A. Webb
Assistant Director

cc: Kenneth Koch and Todd Mason
        Fax: (212) 983-3115